EX-99.1

Opera and Google Extend Search Agreement

OSLO, Norway April 3, 2024 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world's major browser developers and a leading internet consumer brand, announced that its current Google search commercial agreement has been extended. The agreement was entered into for the three-year period of 2022-2024, with an option for Google to extend through 2025 on the same terms. Google has now exercised this option. This mirrors the events of the search agreement in place for 2018-2020, which was extended through 2021.

Opera has had search distribution agreements in place with Google since 2001.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com